Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Gulf of Mexico Update
April 30, 2010
Apache Corporation continues to monitor the impact of the oil spill which occurred on April 20 at Mississippi Canyon Block 252. At the present time, Apache has no further information regarding the progress of efforts to contain the oil spill beyond what has been reported in the media. As of April 30, the oil spill has not impacted Apache’s Gulf of Mexico operations or production from any of its offshore facilities. Drilling operations from six operated rigs in the Gulf of Mexico are ongoing.
Mariner Energy Transaction
Apache anticipates closing its merger with Mariner Energy as soon as regulatory and shareholder approvals are obtained.
Senior White House Advisor David Axelrod Comments and White House Clarification
This morning, April 30, White House senior advisor David Axelrod made the following comment on ABC’s “Good Morning America” regarding the potential halting of new offshore drilling:
“No additional drilling has been authorized and none will until we find out what happened here and whether there was something unique and preventable here.”
Axelrod’s statement was quickly clarified by White House and Interior Department officials. The clarification, as reported by Wall Street Journal reporters Stephen Power and Ian Talley, is as follows:
Shortly after Axelrod spoke, however, White House and Interior Department officials clarified that currently planned offshore petroleum exploration and production drilling can continue. The officials said media reports misinterpreted Axelrod’s statement.
The Obama administration has been considering whether and where it may open new offshore areas to exploration between 2012 and 2017. “Before production moves forward in a new region of the Gulf of Mexico, the Mid or South Atlantic, or the Arctic Ocean, an area will have to undergo thorough environmental analysis, public input and comment, scientific study and review, and a careful examination of the potential risks and spill response capabilities in that area,” a White House official said.
Apache will adapt to this changing situation as it unfolds.

Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010 and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.